SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2948	E-MAIL ADDRESS JKAUFMAN@STBLAW.COM

January 2, 2024

VIA EDGAR TRANSMISSION

Re:	BrightSpring Health Services, Inc.

Amendment No. 3 to Draft Registration Statement on Form S-1

Submitted December 18, 2023

CIK No. 0001865782

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington D.C. 20549-3561

Ladies and Gentlemen:

On behalf of BrightSpring Health Services, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-1 (the “Registration Statement”). The Company has prepared the Registration Statement (i) in response to the Staff’s comments in its letter, dated January 2, 2024 (the “Comment Letter”), (ii) to reflect that is the Registration Statement is filed rather than confidentially submitted, and (iii) to reflect certain other changes. In addition, the Company has filed certain exhibits with the Registration Statement and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments.

The filing fee in the amount of $10,981 was deposited by wire transfer of same-day funds to the Commission’s account at U.S. Bank in St. Louis, Missouri on December 27, 2023, as required by Rule 111 of the Securities Act of 1933, as amended (the “Securities Act”). The Company previously publicly filed a registration statement on Form S-1 with the Commission initially on October 18, 2021 (File No. 333-260334), including all exhibits submitted therewith and all amendments thereto (collectively, the “Prior Registration Statement”), also relating to a proposed offering of its common stock and a concurrent offering of its tangible equity units. On November 23, 2022, pursuant to Rule 477(a) promulgated under the Securities Act, the Company made a request to the Commission to withdraw the Prior Registration Statement, which had not been declared effective, effective as of the date thereof or as soon as practicable thereafter. The Company further requested that, in accordance with Rule 457(p) promulgated

Securities and Exchange Commission	January 2, 2024

under the Securities Act, all fees paid to the Commission in connection with the filing of the Prior Registration Statement be credited for the Company’s account to be offset against the filing fee for any future registration statement of the Company, including the Registration Statement.

In addition, we are providing the following responses to the Staff’s Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	January 2, 2024

Recent Developments

Preliminary, Unaudited Estimated Financial and Other Data as of and for the Year Ended December 31, 2023, page 22

1.

We refer to your statements that “[o]ur actual results may be materially different from our estimates, which should not be regarded as a representation by us, our management or the underwriters as to our actual results as of and for the year ended December 31, 2023” and that investors “should not place undue reliance on these estimates.” If you choose to disclose preliminary estimates, you should be able to assert that the actual results are not expected to differ materially from those reflected in the preliminary estimates. Further, it is not appropriate to directly or indirectly disclaim liability for statements in your registration statement. Accordingly, please delete these statements or revise to specifically state that you take liability for them.

The Company has revised its disclosure on page 22 to remove these statements in their entirety.

Legal Proceedings, page 175

2.

We note your disclosure that the estimated financial impact of the settlement of the Silver matter is $115.0 million, which you accrued in the nine months ended September 30, 2023. If known, please provide a general estimate of when you expect a final settlement agreement could be approved and cash payment of the settlement amount made. Please note the anticipated source of funds to be used to pay the settlement amount, including any anticipated increase in net debt and any related impacts such as a decrease in available borrowing capacity.

The Company has revised its disclosure on page 175 in response to the Staff’s comment.

***

Please do not hesitate to call me at (212) 455-2948 with any questions or further comments regarding this filing or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Joseph H. Kaufman

Joseph H. Kaufman

cc:	Securities and Exchange Commission

Conlon Danberg

Margaret Sawicki

Kristin Lochhead

Jeanne Baker

Securities and Exchange Commission	January 2, 2024

BrightSpring	Health Services, Inc.

Jon Rousseau

Simpson	Thacher & Bartlett LLP

Sunny Cheong

Latham	& Watkins LLP

Marc Jaffe

Ian Schuman